Exhibit 99.1

Ohmyhome Ltd Announces Effective Date of Reverse Stock Split

Singapore, March 6, 2025 (GLOBE NEWSWIRE) — Ohmyhome Ltd. ( NASDAQ: OMH , “ Ohmyhome “, “the Company “), a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore, today announced that it has resolved to effect a reverse stock split of the Company’s ordinary shares, with the split ratio set at 1-for-10. The reverse stock split was approved by the Company’s shareholders at a special meeting held on January 24, 2025. Ohmyhome Ltd ordinary shares will begin trading on an adjusted basis, reflecting the reverse stock split, on March 10, 2025, under the existing ticker symbol “OMH.” The new CUSIP number for the Company’s ordinary shares will be G6S38M115.

Upon the effectiveness of the reverse stock split, every ten shares of the Company’s issued and outstanding ordinary shares as of the effective date will automatically be combined into one ordinary share. This adjustment will reduce the total number of outstanding ordinary shares of Ohmyhome Ltd from approximately 24 million to approximately 2.4 million.

In conjunction with the reverse stock split, the Company also amended its Memorandum of Association to proportionately reduce the number of authorized shares for issuance and to adjust the par value of the post-reverse stock split ordinary shares to $0.01 per share.

The reverse stock split is part of the Company’s efforts to bring its stock into compliance with the minimum bid price requirement for maintaining the listing of its ordinary shares on the Nasdaq Capital Market. Nasdaq requires listed companies to maintain a minimum bid price of at least $1.00 per share to remain in compliance with its listing standards.

In addition, outstanding warrants and options will be adjusted on a proportionate basis or pursuant to the terms of such warrants and options in accordance with the reverse stock split. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded down to the nearest whole share.

Further details regarding the reverse stock split and the associated changes to the Company’s share capital can be found in Ohmyhome Ltd’s notice of special meeting, filed with the Securities and Exchange Commission on January 10, 2024.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore. Since its launch in 2016, Ohmyhome has transacted over 15,500 properties as of Sept 30, 2024, and has approximately 9,300 units under management as of Oct 29, 2024. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Relations: ir@ohmyhome.com

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